Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606 Telephone 312-964-3500 Fax 312-964-3501 www.stradley.com

January 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen High Income November 2021 Target Term Fund (CIK 0001647933)
Form N-2MEF File Number: 333-215762; 811-23075
Form N-2MEF Accession Number: 0001193125-17-020161
Filed January 26, 2017

Ladies and Gentlemen:

On behalf of Nuveen High Income November 2021 Target Term Fund (the “Fund”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On January 26, 2017, the Fund filed via EDGAR a Registration Statement under Rule 462(b) of the Securities Act of 1933, as amended (the “1933 Act”) (File Number 333-215762) under form type N-2MEF (accession number 0001193125-17-020161). This submission was filed under the wrong CIK.

Pursuant to Rule 477 under the Securities Act, the Fund hereby requests the withdrawal of such Form N-2MEF filing. No securities were sold in connection with the incorrect filing. The filing will be resubmitted today under the proper EDGAR codes (Nuveen Preferred and Income 2022 Term Fund; File Number 811-23198; CIK 0001679033).

Thank you for your assistance with this matter. If you should require additional information, or have any questions, please call me at 312.807.4295.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

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